U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
           Under Section 12(b) Or 12(g) Of The Securities Act Of 1934



                            NuOasis Properties, Inc.
                 (Name of Small Business Issuer in Its Charter)

          Nevada                                         88-0389258
(State or Other Jurisdictions               (I.R.S. Employer Identification No.)
of Incorporation or Organization)

4695 MacArthur Court, #530, Newport Beach, California             92660
     (Address of Principal Executive Offices)                   (Zip Code)

                                 (949) 833-2094
                (Issuer's Telephone Number, Including Area Code)



Securities to be registered under Section 12(b) of the Act:            None

Securities to be registered under Section 12(g) of the Act:

                                Common Stock,  par value $.001
                               (Title of Class)



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

                              INFORMATION STATEMENT

                            NUOASIS PROPERTIES, INC.
                          COMMON STOCK, PAR VALUE $.001


                        WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY


         THIS INFORMATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES. ANY SUCH OFFERING MAY ONLY BE MADE BY MEANS OF A SEPARATE PROSPECTUS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND OTHERWISE
         IN COMPLIANCE WITH APPLICABLE LAW.



The date of this Information Statement is March 6, 2000


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                                        2

                                     PART I

ITEM 1.       DESCRIPTION OF BUSINESS.

Business Development

     NuOasis Properties Inc. ("NuOasis Properties") was incorporated in Colorado in July 1993 under the name of Morelli Capital, Inc. ("MCI"). In January 1995, NuOasis Properties amended its Articles of Incorporation to change its name to NuOasis Properties, Inc. In April 1997, NuOasis Properties merged into NuOasis Properties, Inc., a Nevada corporation, thus effecting a change in corporate domicile. NuOasis Properties is a wholly owned subsidiary of NuOasis Resorts, Inc. ("NuOasis"), a publicly held company. Since its incorporation, NuOasis Properties has not conducted any significant operations.

Business of Issuer

     NuOasis Properties' activities to date have focused primarily on incorporation and the identification of potential operating opportunities or acquisition targets. NuOasis Properties has not yet commenced principal operations or earned significant revenues.

     For future operations, NuOasis Properties will attempt to become active and seek potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. NuOasis Properties is considered a development stage company, and due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. No representation is made or intended that NuOasis Properties will be able to carry out its activities profitably.

     NuOasis Properties is voluntarily filing its registration statement on Form 10-SB to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning NuOasis Properties. In addition, management believes that this may make NuOasis Properties more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, NuOasis Properties is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. NuOasis Properties intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

     Any target acquisition or merger candidate of NuOasis Properties will become subject to the same reporting requirements as NuOasis Properties upon consummation of any such business combination. Thus, in the event that NuOasis Properties successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years, or in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.



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

Source of Business Opportunities

     NuOasis Properties intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. NuOasis Properties may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence or development. Management cannot predict at this time the status or nature of any venture in which NuOasis Properties may participate. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business which does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that NuOasis Properties could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation Criteria

     Once NuOasis Properties has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analyses of potential business opportunities. However, because of NuOasis Properties's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. Further, no member of management is a professional business analyst and management will rely on its own business judgment in formulating the types of businesses that NuOasis Properties may acquire. It is quite possible that management will not have any business experience or expertise in the type of business engaged in by any potential acquisition or merger candidate.

     In evaluating such potential business opportunities, NuOasis Properties will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to NuOasis Properties and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because NuOasis Properties has not located or identified any specific business opportunity to date, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to NuOasis Properties may involve new and untested products, processes or market strategies, which may not ultimately prove successful.

     Presently, NuOasis Properties cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which NuOasis Properties participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of NuOasis Properties and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation.

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

NuOasis Properties may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, NuOasis Properties does not intend to participate in opportunities through the purchase of minority stock positions.

     Because NuOasis Properties has not yet identified any potential acquisition or merger candidates, it is unable to evaluate the type and extent of its likely competition. NuOasis Properties is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. NuOasis Properties will be in direct competition with these other public companies in its search for business opportunities and, due to NuOasis Properties's lack of funds, it may be difficult to successfully compete with these other companies.

     As of this date, NuOasis Properties does not have any employees and has no plans for retaining employees until such time as NuOasis Properties' business warrants the expense, or until NuOasis Properties successfully acquires or merges with an operating business.

     NuOasis Properties's office is located at 4695 MacArthur Court, Suite 530, Newport Beach, CA 92660.

     NuOasis Properties will voluntarily send an annual report, including audited financial statements, to its security holders.

     NuOasis Properties will file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission
(SEC). The public may read and copy materials we file with the SEC at the SEC's Public Reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference room by calling the SEC at 1-800-SEC- 0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the website is http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

Plan of Operation

     During the next twelve months, NuOasis Properties will actively seek out and investigate possible opportunities with the intent to acquire and merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because NuOasis Properties lacks funds, it may be necessary for the officers and directors to either advance funds to NuOasis Properties or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible.

     Management's discretion is unrestricted, and NuOasis Properties may participate in any business whatsoever that may in the opinion of management meet the business objectives discussed herein. Indeed, NuOasis Properties may effectuate a business combination with another business outside the United States. NuOasis Properties has not limited the scope of its search to a particular region. NuOasis Properties does not intend to utilize any notices or advertisements in its search for business opportunities.


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                                        5

     NuOasis Properties' officers and directors will be primarily responsible for searching for an appropriate merger or acquisition candidate. However, to the extent that the existing stockholders are aware of any potential business acquisition candidates, they will also refer these to NuOasis Properties. NuOasis Properties recognizes that as a result of its limited financial, managerial or other resources, the number of suitable potential businesses that may be available to it will be extremely limited. NuOasis Properties's principal business objective will be to seek long-term growth potential in the business in which it participates rather than immediate, short-term earnings. In seeking to attain its business objectives NuOasis Properties will not restrict its search to any particular industry. Rather, NuOasis Properties may investigate businesses of essentially any kind or nature, including but not limited to finance, high technology, manufacturing, service, research and development, communications, insurance, brokerage, transportation and others. Management may also seek to become involved with other development stage companies or companies that could be categorized as "financially troubled." At the present time, NuOasis Properties has not chosen the particular area of business in which it proposes to engage and has not conducted any market studies with respect to business property or industry.

     As of the date hereof, NuOasis Properties has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event NuOasis Properties does need to raise capital most likely the only method available to NuOasis Properties would be the private sale of its securities. Because of the nature of NuOasis Properties as a development stage company, it is unlikely it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that NuOasis Properties will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to NuOasis Properties.

     NuOasis Properties does not intend to use any employees, with the exception of part-time clerical assistance on an as-needed basis. Outside advisors, attorneys or consultants will only be used if they can be obtained for a minimal cost or for a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

ITEM 3. DESCRIPTION OF PROPERTY.

     Although NuOasis Properties does not own or control any material property, NuOasis Properties will maintain its business address at 4695 MacArthur Ct., Ste. 530, Newport Beach, CA 92660. NuOasis Properties currently subleases these offices from an affiliate, NuVen Advisors, LP ("NuVen"), as part of the Advisory and Management Agreement with NuVen.


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                                        6

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                                              (3)  Amount and Nature
                    (2)  Name and Address            of Beneficial   (4) Percent
(1) Title of Class       of Beneficial Owner           Ownership        of Class

    Common Stock         NuOasis Resorts, Inc.     812,500 shares of      100%
                         4695 MacArthur Court      $.001 par value
                         Suite 530
                         Newport Beach, CA 92660

    Preferred Stock      NuOasis Resorts, Inc.     300,000 shares of      100%
                         4695 MacArthur Court      $.001 par value
                         Suite 530
                         Newport Beach, CA 92660


ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Identification of Directors and Executive Officers

     NuOasis Properties, pursuant to its Bylaws is authorized to maintain a one to nine (1-9) member Board of Directors, and executive officers as needed. The directors and officers for fiscal 1999 were as follows:



                        Position
  Name         Held with NuOasis Properties    Age      Dates of Service

-------------  -----------------------------  ------  -----------------------
Fred G. Luke        Director, President         53    April 22, 1998 to present

Jon L. Lawver       Director, Secretary         61    June 25, 1999 to present

     All directors of NuOasis Properties hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Vacancies in the Board of Directors are filled by the remaining members of the Board until the next annual meeting of shareholders. The officers of NuOasis Properties are elected by the Board of Directors at its first meeting after each annual meeting of NuOasis Properties' shareholders and serve at the discretion of the Board of Directors or until their earlier resignation or death.

Business Experience

     The following is a brief account of the business experience during the past five years of each director, director nominee and executive officer of NuOasis Properties, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

Fred G. Luke

     Mr. Fred G. Luke has been a director and President of NuOasis Properties since June 1993. Mr. Luke has more than twenty-nine years of experience in domestic and international financing and management of private and publicly held companies. Since 1982, Mr. Luke has provided consulting services and has served, for brief periods lasting usually not more than six months, as Chief Executive Officer and/or Chairman of the Board of various publicly held and privately held companies in conjunction with financial and corporate restructuring services. In addition to his position with NuOasis Properties, Mr. Luke currently serves as Chairman and President of NuVen, an affiliate. Mr. Luke received a Bachelor of Arts Degree in Mathematics from California State University, San Jose in 1969.


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                                        7

Jon L. Lawver

     Mr. Lawver has served as Director and Secretary of NuOasis Properties since June 1999. Mr. Lawver has been President and director of the Fantastic Foods International, Inc., a wholly owned subsidiary of NuOasis Resorts, Inc., since June 1993. Mr. Lawver has twenty-two (22) years of experience in the area of bank financing where he has assisted companies in locating financing for small to medium size companies primarily for expansion requirements. While assisting companies with their financing requirements, Mr. Lawver has been under consulting contracts through J. L. Lawver, Corp., a financial consulting firm, which he formed in 1973, after an 11-year career with Bank of America, NT&SA (the "Bank"). He began his employment with the Bank in l961 and ended his employment in 1972 as Branch Manager of three of the Bank's offices. Since 1988, Mr. Lawver has also served as president and director of Eurasia Finance & Development Corp., a private finance and equipment leasing company and has served as officer and director of Virtual Enterprises, Inc. (formerly The Toen Group, Inc.), a transitional stage of the multimedia industry. Mr. Lawver has a Bachelor of Science degree from the Widener University and has completed graduate courses with the American Institute of Banking and University of California at Los Angeles.

Involvement in Certain Legal Proceedings

During the past five years, no director or officer of NuOasis Properties has:

(1) Filed or has filed against him a petition under the federal bankruptcy laws or any state insolvency law, nor has a receiver, fiscal agent or similar officer been appointed by a court for the business or property of such person, or any partnership in which he was a general partner, or any corporation or business association of which he was an executive officer at or within two years before such filings.

(2) Been convicted in a criminal proceeding;

(3) Been the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining such person from, or otherwise limiting his involvement in any type of business, securities or banking activities;

(4) Been found by a court of compentent jurisdiction in a civil action, the SEC or the Commodity Futures Trading Commission ("FTC") to have violated any federal or state securities or commodities law, which judgment has not been reversed, suspended, or vacated.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires NuOasis Properties's directors and officers and persons who own more than 10 percent of NuOasis Properties's equity securities, to file reports of ownership and changes in ownership with the SEC. Directors, officers and greater than ten-percent shareholders are required by SEC regulation to furnish NuOasis Properties with copies of all Section 16(a) reports filed.

Based solely on its review of the copies of the reports it received from persons required to file, NuOasis Properties believes that during fiscal 1999, all filing requirements applicable to its officers, directors and greater than ten-percent shareholders were complied with.

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                                        8

Officers do not receive compensation for their service.

ITEM 7.       CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

In February 1994, and subsequently amended in January 1998, the Company entered into an Advisory and Management Agreement (the "Agreement") with NuVen Advisors, Inc., an entity owned by officers of the Company and officers of NuOasis. Pursuant to the terms of the Agreement, the Company is required to pay $3,000 per month, plus expenses, in exchange for NuVen Advisors, Inc.'s assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, the Company is required to pay a fee equal to 5% of the value of each business opportunity (as defined) introduced by NuVen Advisors, Inc. The Agreement has an initial term of five years, but was canceled effective July 1, 1999 and was replaced with a revised agreement described below. In connection with the Agreement, the Company has recorded $36,000 of management and consulting fees in each of fiscal 1999 and 1998, and such amounts are included in the fiscal 1999 and 1998 statements of operations and comprehensive income (loss). The Agreement was terminated by written mutual consent on or around June 30, 1999.

Effective July 1, 1999, NuOasis Properties entered into an Advisory and Management Agreement (the "Agreement") with NuVen Advisors, LP, an entity owned by Fred G. Luke and Jon L. Lawver, officers of NuOasis Properties and officers of NuOasis. Pursuant to the terms of the Agreement, NuOasis Properties is required to pay $3,500 per month, plus expenses, in exchange for NuVen Advisors, LP's assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, NuOasis Properties is required to pay a fee equal to 10% of the asset value or investment made in NuOasis Properties resulting from NuVen Advisors, LP's efforts, and a fee equal to 5% of the proceeds received by the Company in connection with a sale of its assets. In addition, the Company granted a fully vested option to NuVen Advisors, LP to purchase 500,000 shares of NuOasis Properties' common stock at $0.50 per share. The Agreement has an initial term of five years, but shall be automatically extended on an annual basis, unless terminated by either party.

As of June 30, 1999, the Company had $5,100 due to NuOasis. The Company also had $65,786 due to NuVen Advisors Inc., an entity that is owned by officers of NuOasis and the Company. Such amounts do not bear interest, are uncollateralized and have no stated repayment terms.

The Company also had $84,587 due from NuOasis.

ITEM 8.       DESCRIPTION OF SECURITIES.

NuOasis Properties is authorized to issue, as of the date hereof, Seventy
Five Million (75,000,000) shares of $.001 par value common stock and Twenty Five Million (25,000,000) shares of $.001 par value preferred stock, of which approximately 812,500 shares of common stock are presently issued and outstanding and 300,000 shares of preferred stock are presently issued and outstanding, and owned beneficially and of record by NuOasis Resorts, Inc.




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                                        9

                                    PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

There is currently no public market for NuOasis Properties common stock.

ITEM 2.       LEGAL PROCEEDINGS.

NuOasis is not and has not been a party to any legal proceedings, nor is NuOasis Properties aware of any disputes that may result in legal proceedings.

NuOasis Properties has had no changes in and/or disagreements with its accountants.

ITEM 4.       RECENT SALES OF UNREGISTERED SECURITIES.

N/A


Under Nevada law, a corporation may indemnify its officers, directors, employees and agents under certain circumstances, including indemnification of such person against liability under the Securities Act of 1933. A true and correct copy of Section 78.7502 of Nevada Revised Statutes that addresses indemnification of officers, directors, employees and agents is attached hereto as Exhibit 12.

In addition, Section 78.037 of the Nevada Revised Statutes and NuOasis Properties' Articles of Incorporation and Bylaws provide that a director of this corporation shall not be personally liable to the corporation or its stockholders for monetary damages due to breach of fiduciary duty as a director except for liability (a) for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law; or (b) for the payments of distribution in violation of Nevada Revised Statute 78.300.

The effect of these provisions may be to eliminate the rights of NuOasis Properties and its stockholders (through stockholders' derivative suit on behalf of NuOasis Properties) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (a) -
(b) of the preceding paragraph.


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                                       10

                                    PART F/S

The following financial statements are attached to this report and filed as a part thereof:

         Index to Financial Statements.......................................F-1
         Independent Auditors' Report........................................F-2
         Balance Sheets......................................................F-3
         Statements of Operations and Comprehensive Income (Loss)............F-4
         Statements of Stockholder's Equity (Deficit)........................F-5
         Statements of Cash Flow.............................................F-6
         Notes to Financial Statements.......................................F-7



                                       11
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

                                    PART III

Item 1.                   Index To Exhibits.

3.1           Articles of Incorporation of NuOasis Properties, Inc.

3.2           By-laws of NuOasis Properties, Inc.

4.1           Form of Common Stock Certificate

10.1          Advisory Agreement with NuVen Advisors, LP

23.1          Consent of Independent Auditors

27            Financial Data Schedule

99.1          Additional Exhibits [Nevada Revised Statutes Section 78.7502]


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                                       12

                                  SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, CMA has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    NUOASIS PROPERTIES, INC.




Date: March 6, 2000                By:  /s/ Fred G. Luke
                                   Name:   Fred G. Luke
                                   Title:  President & Director


                                   By:  /s/ Jon Lawver
                                   Name:   Jon L. Lawver
                                   Title:  Secretary, Principal Accounting
                                           Officer and Director

                            NUOASIS PROPERTIES, INC.
                        (A Development Stage Enterprise)

                          Index to Financial Statements





Description                                                                 Page

Independent Auditors' Report.................................................F-2

Balance Sheets as of December 31, 1999 (unaudited) and June 30, 1999.........F-3

Statements of Operations and Comprehensive Income (Loss) for the
   Six Months Ended December 31, 1999 and 1998 (unaudited), the
   Years Ended June 30, 1999 and 1998, and the Period from
   Inception, July 19, 1993, Through December 31, 1999 (unaudited)...........F-4

Statements of Stockholder's Equity (Deficit) for the Six Months Ended
   December 31, 1999 (unaudited), Years Ended June 30, 1999 and
   1998, and the Period from Inception, July 19, 1993, Through
   December 31, 1999 (unaudited).............................................F-5

Statements of Cash Flows for the Six Months Ended December 31, 1999
   and 1998 (unaudited), the Years Ended June 30, 1999 and 1998,and the
   Period from Inception, July 19, 1993,
   Through December 31, 1999 (unaudited).....................................F-6

Notes to Financial Statements................................................F-7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
NuOasis Properties, Inc.
(A Development Stage Enterprise)
Newport Beach, California

We have audited the accompanying balance sheet of NuOasis Properties, Inc.
(A Development Stage Enterprise) (the "Company") as of June 30, 1999, and the related statements of operations and comprehensive income (loss), stockholder's equity (deficit) and cash flows for each of the years in the two- year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1, the Company's statements of operations and comprehensive income (loss), stockholder's equity (deficit) and cash flows for the period from inception, July 19, 1993, through December 31, 1999, have not been audited and accordingly, we do not express an opinion thereon.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 1999, and the results of its operations and its cash flows for each of the years in the two year period then ended, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has no operations and limited liquid resources. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                             /s/    HASKELL & WHITE LLP
                                                    HASKELL & WHITE LLP

Newport Beach, California
November 18, 1999

                            NUOASIS PROPERTIES, INC.
                        (A Development Stage Enterprise)

                                 Balance Sheets






                                                     December 31, 1999
ASSETS                                                  (unaudited)    June 30, 1999
Current assets:
      Cash                                               $      37       $      37
      Marketable equity securities (Notes 1 and 3)          26,220          26,220
         Total current assets                               26,257          26,257
TOTAL ASSETS                                             $  26,257       $  26,257
LIABILITIES AND STOCKHOLDER'S EQUITY
(DEFICIT)
Current liabilities:
      Due to affiliates (Notes 2 and 5)                  $  91,886       $  70,886
Commitments and contingencies  (Note 5)
Stockholder's equity (deficit) (Note 3):
      Common stock, $.001 par value;
        75,000,000 shares authorized;
        812,500 shares issued and outstanding                  813             813
      Preferred stock, $.001 par value;
        24,000,000 shares authorized;
        300,000 shares issued and outstanding                  300             300
      Additional paid-in-capital                           216,686         216,686
      Receivable from stockholder                          (84,587)        (84,587)
      Accumulated other comprehensive loss                 (46,740)        (46,740)
      Deficit accumulated during the developmental stage  (152,101)       (131,101)
                  Total stockholder's equity (deficit)     (65,629)        (44,629)
TOTAL LIABILITIES AND STOCKHOLDER'S
EQUITY (DEFICIT)                                         $  26,257       $  26,257






                 See accompanying notes to financial statements.

                            NUOASIS PROPERTIES, INC.
                        (A Development Stage Enterprise)
            Statements of Operations and Comprehensive Income (Loss)



                                                                                                            For the Period
                                                                                                            from Inception,
                                                        For the Six Months Ended     For the Years Ended     July 19, 1993,
                                                               December 31,                June 30,             Through
                                                           1999         1998          1999         1998    December 31, 1999
                                                       (unaudited)   (unaudited)                              (unaudited)
Operating expenses:
     Management and consulting fees (Note 5)            $  21,000     $ 18,000      $  36,000   $  36,000      $   93,000
     General and administrative expenses                        -          145            145       3,428          27,329
         Total operating expenses                          21,000       18,145         36,145      39,428         120,329
Other expenses (income
      Loss on sale of marketable equity securities              -       36,560         36,560           -          36,560
      Interest income                                           -       (4,788)        (4,788)          -          (4,788)
           Total other expenses (income)                        -       31,772         31,772           -         (31,772)
Loss before income tax provision                          (21,000)     (49,917)       (67,917)    (39,428)       (152,101)

Income tax provision                                            -            -              -           -               -
Net loss                                                  (21,000)     (49,917)       (67,917)    (39,428)       (152,101)
Other comprehensive (loss) income:
      Unrealized holding loss arising during the period         -      (16,530)       (16,530)    (53,000)        (69,530)
      Reclassification adjustment                               -       22,790         22,790           -          22,790
Comprehensive loss                                      $ (21,000)    $(43,657)     $ (61,657)  $ (92,428)     $ (198,841)
      Weighted average number of
          common shares outstanding                       812,500      812,500        812,500     812,500         812,500
Basic and diluted loss per common share                 $   (0.03)    $  (0.06)     $   (0.08)  $   (0.05)     $    (0.19)



                 See accompanying notes to financial statements.

                            NUOASIS PROPERTIES, INC.
                        (A Development Stage Enterprise)
                  Statements of Stockholder's Equity (Deficit)
                   For the Years Ended June 30, 1999 and 1998,
           and for the Six Months Ended December 31, 1999 (unaudited)
            and for the Period From Inception, July 19, 1993, Through
                         December 31, 1999 (unaudited)

                                                                                                    Accumulated
                                          Common  Common Preferred Preferred Additional Receivable     Other
                                           Stock   Stock   Stock     Stock     Paid-In    from     Comprehensive Accumulated
                                          Shares   Amount  Shares    Amount    Capital Stockholder Income (Loss)   Deficit  Total
Initial capitalization (unaudited)        812,500  $ 813        -    $    -  $  9,187   $      -    $      -    $      -  $ 10,000
Net loss from inception,
   July 19, 1993 through June 30,
   1996 (unaudited)                             -      -        -         -         -          -           -     (22,969)  (22,969)
Balance at July 1, 1996                   812,500    813        -         -     9,187          -           -     (22,969)  (12,969)
Net loss for the year ended June 30, 1997       -      -        -         -         -          -           -        (787)     (787)
Balance at June 30, 1997                  812,500    813        -         -     9,187          -           -     (23,756)  (13,756)
Issuance of stock for marketable equity
    securities and note receivable              -      -  300,000       300   207,499    (79,799)          -           -   128,000
Unrealized loss on  marketable equity
    securities                                  -      -        -         -         -          -     (53,000)          -   (53,000)
Net loss for the year ended June 30, 1998       -      -        -         -         -          -           -     (39,428)  (39,428)
Balance at June 30, 1998                  812,500    813  300,000       300   216,686    (79,799)    (53,000)    (63,184)   21,816
Reclassification adjustment related
    to disposition of marketable equity         -      -        -         -         -          -      22,790           -    22,790
    securities
Unrealized loss on marketable equity
    securities                                  -      -        -         -         -          -     (16,530)           -  (16,530)
Accrued interest receivable                     -      -        -         -         -     (4,788)           -           -   (4,788)
Net loss for the year ended June~30, 1999       -      -        -         -         -          -            -     (67,917) (67,917)
Balance at June 30, 1999                  812,500    813  300,000       300   216,686    (84,587)    (46,740)    (131,101) (44,629)
Net loss for the six months ended
    December 31, 1999                           -      -        -         -         -          -            -     (21,000) (21,000)

Balance at December 31, 1999
    (unaudited)                           812,500  $ 813  300,000    $  300  $216,686   $(84,587)   $(46,740)   $(152,101)$(65,629)


                See accompanying notes to financial statements.

                                                       [H:\NUOP\10SB\1999-8.wpd]

                            NUOASIS PROPERTIES, INC.
                        (A Development Stage Enterprise)

                            Statements of Cash Flows


                                                                                                For the Period
                                                                                                From Inception,
                                               For the Six Months      For the Years/Ended     July 19, 1993,
                                                Ended December 31,           June 30,              Through
                                                1999          1998       1999        1998     December 31, 1999
                                            (unaudited)   (unaudited)                          (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                      $(21,000)   $ (49,917)  $(67,917)  $ (39,428)   $  (152,101)
   Adjustment to reconcile net loss to net
      cash used in operating activities:                          -     36,560           -
          Loss on disposition of marketable
               equity securities                     -       36,560     36,560           -         36,560
          Accrued interest receivable                -       (4,788)    (4,788)          -         (4,788)

   Net cash used by operating activities       (21,000)     (18,480)   (36,145)    (39,428)      (120,329)

CASH FLOWS FROM INVESTING ACTIVITIES:
   Proceeds from disposition of marketable
     equity securities                               -       18,480     18,480           -         18,480

Net cash provided by investing activities            -       18,480     18,480           -         18,480

CASH FLOWS FROM FINANCING ACTIVITIES:

    Initial capitalization                           -            -          -           -         10,000
    Net increase in due to affiliates           21,000         (335)    17,500      39,186         91,886

Net cash provided by financing activities       21,000         (335)    17,500      39,186        101,886

Net (decrease) increase in cash                      -            -       (165)       (242)            37

Cash, beginning of period                           37          202        202         444              -

Cash, end of period                           $     37    $     202   $     37   $     202     $       37

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
INFORMATION:

Cash paid during the year for:
   Interest                                   $      -    $       -   $      -   $       -     $        -
   Income taxes                               $      -    $       -   $      -   $       -     $        -
Non-cash investing and financing activities:
   Marketable equity securities, net
     of unrealized loss, and note receivable
        received for preferred stock (Note 3) $      -    $       -   $      -   $ 154,799     $  154,799


                 See accompanying notes to financial statements.

                                                       [H:\NUOP\10SB\1999-8.wpd]

                            NUOASIS PROPERTIES, INC.
                        (A Development Stage Enterprise)
                          Notes to Financial Statements
                          December 31,1999 (unaudited)
                                and June 30, 1999


1.        Description of Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

NuOasis Properties, Inc. (a Development Stage Enterprise) (the "Company"), formerly Morelli Capital, Inc. ("MCI") was incorporated in Colorado in July 1993. In January 1995, the Company changed its name to NuOasis Properties, Inc. In April 1997, the Company merged into a Nevada corporation with the same name. The Company is a wholly owned subsidiary of NuOasis Resorts, Inc. ("NuOasis"), a publicly held company. Since its inception, the Company has not conducted any significant operations.

The Company's activities to date have focused primarily on incorporation activities and the identification of potential operating opportunities or acquisitions targets. Since the Company has not yet commenced any principle operations, and has not yet earned significant revenues, the Company is considered to be a development stage enterprise as of December 31, 1999 and June 30, 1999.

Unaudited Financial Information

The accompanying interim financial statements as of December 31, 1999 and the six months ended December 31, 1999 and 1998 are unaudited but include all adjustments, consisting of only normal recurring adjustments, which management considers necessary to present fairly, in all material respects, the financial position and results of operations and cash flows for the six months ended December 31, 1999 and 1998. Certain information and footnote disclosures normally included in the annual financial statements prepared in accordance with generally accepted accounting principles have been omitted. Results of the six months ended December 31, 1999 are not necessarily indicative of the results for the entire year.

In the opinion of the Company's management, the accompanying unaudited financial statements for the period from inception, July 19, 1993, through December 31, 1999, include all adjustments necessary for a fair presentation of the results of operations and cash flows.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.





                                                       [H:\NUOP\10SB\1999-8.wpd]

                            NUOASIS PROPERTIES, INC.
                        (A Development Stage Enterprise)
                    Notes to Financial Statements (continued)
                          December 31,1999 (unaudited)
                                and June 30, 1999

1.        Description of Business and Summary of Significant Accounting Policies
                                   (continued)

Marketable Equity Securities

As of June 30, 1998, the Company owned 1,000,000 shares of restricted common stock of its parent, NuOasis (Note 3). Management classified these equity securities as available-for-sale based on its intent to exchange the equity securities for other assets. In accordance with SFAS No. 115, these equity securities were presented in the June 30, 1998 balance sheet as current assets at their estimated fair market values. At June 30, 1999 and 1998, the Company recorded an unrealized loss on these securities of $46,740 and $53,000, respectively, as their carrying values exceeded the equity securities' estimated fair market value, which was determined by considering factors such as the closing price of NuOasis' common stock on June 30, 1999 and 1998, and trading restrictions on the securities. During the year ended June 30, 1999, the Company disposed of 430,000 shares of NuOasis common stock and realized losses aggregating $36,560.

Loss Per Share

SFAS No. 128, "Earnings Per Share," requires the disclosure of "basic" and "diluted" earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during each period. Diluted earnings (loss) per share is similar to basis earnings (loss) per share except that the weighted average number of common shares outstanding is increased to reflect the dilutive effect of potential common shares, such as those issuable upon the exercise of stock options or warrants, and the conversion of preferred stock, as if they had been issued.

For both of the years ended June 30, 1999 and 1998 and for the period from inception, July 19, 1993, through December 31, 1999, there is no difference between basic and diluted loss per common share as the Company incurred a net loss in each of these periods.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax assets and liabilities, are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and state income tax reporting purposes.

Recent Accounting Standards

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income." This Statement establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in an entity's financial statements. This statement requires an entity to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position. In accordance with the provisions of this statement, the Company has adopted SFAS No. 130 in the accompanying financial statements.
                                                       [H:\NUOP\10SB\1999-8.wpd]

                            NUOASIS PROPERTIES, INC.
                        (A Development Stage Enterprise)
                    Notes to Financial Statements (continued)
                          December 31,1999 (unaudited)
                                and June 30, 1999


1.         Description of Business and Summary of Significant Accounting
                              Policies (continued)

Recent Accounting Standards (continued)

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires public enterprises to report financial and descriptive information about its reportable operating segments, and establishes standards for related disclosures about products and services, geographic areas, and major customers. As of June 30, 1999 and 1998, management determined that the Company had only one reportable operating segment.

Going Concern and Management's Plans

The Company has not commenced significant operations, and has limited liquid resources. Such matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these conditions are to continue searching for additional sources of capital and new operating opportunities. In the interim, the Company will continue operating with minimal overhead, and key administrative and management functions will be provided by consultants, NuOasis or NuVen Advisors, Inc. (Note 5). Accordingly, the accompanying financial statements have been presented under the assumption the Company will continue as a going concern.

2.         Related Party Transactions

As of June 30, 1999, the Company had $5,100 due to NuOasis (Note 3). The
Company also had $65,786 due to NuVen Advisors Inc., an entity that is owned by officers of NuOasis and the Company. Such amounts do not bear interest, are uncollateralized and have no stated repayment terms. The Company has an Advisory and Management Agreement with NuVen Advisors, Inc., that is described in Notes 5 and 6.

As discussed in Note 3, the Company also had $84,587 due from NuOasis.

3.         Equity Transactions

Issuance of Preferred Stock

In March 1998, the Company issued 300,000 shares of its undesignated
Preferred Stock to NuOasis. In exchange for the 300,000 shares of undesignated Preferred Stock, the Company received 1,000,000 shares of NuOasis' common stock and a $79,799 note receivable. As of June~30, 1999, the note receivable outstanding, plus accrued interest of $4,788, aggregated $84,587. The note receivable bears interest at 6%, is uncollateralized and is due in April 2001.


                                                       [H:\NUOP\10SB\1999-8.wpd]

                            NUOASIS PROPERTIES, INC.
                        (A Development Stage Enterprise)
                    Notes to Financial Statements (continued)
                          December 31,1999 (unaudited)
                                and June 30, 1999

3.         Equity Transactions (continued)

Stock Split

In April 1998, the Company effected a 3.077 for one common stock split. Related common stock and per share amounts have been retroactively adjusted in the accompanying financial statements.

4.        Income Taxes

Because the Company has substantially no assets of liabilities at June 30, 1999, and has conducted no significant operations to date, the Company has recorded no deferred tax assets or liabilities, and has recorded no provision for income taxes in the accompanying financial statements. As of June 30, 1999, the Company has approximately $131,000 and $125,000 of federal and state operating loss carryforwards, which begin to expire in 2008 and 1999, respectively.

The Tax Reform Act of 1986 contains certain provisions which may substantially limit the availability of the net operating loss carryforwards if there is a greater than 50% change in ownership during a three-year period. The limitation is based on the value of the Company on the date that the change in ownership occurs, and the ultimate realization of any loss carryforwards is dependent on the extent of the limitation, and the future profitability of the company.

5.        Commitments and Contingencies

Year 2000

The Company does not believe that the impact of the year 2000 computer issue will have a significant impact on its operations or financial position. Furthermore, the Company does not believe that it will be required to significantly modify its internal computer systems. However, if internal systems do not correctly recognize date information in the year 2000, there could be an adverse impact on the Company's operations. Furthermore, there can be no assurance that another entity's failure to ensure year 2000 capability would not have an adverse effect on the Company.

Advisory and Management Agreement

In February 1994, and subsequently amended in January 1998, the Company entered into an Advisory and Management Agreement (the "Agreement") with NuVen Advisors, Inc., an entity owned by officers of the Company and officers of NuOasis. Pursuant to the terms of the Agreement, the Company is required to pay $3,000 per month, plus expenses, in exchange for NuVen Advisors, Inc.'s assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, the Company is required to pay a fee equal to 5% of the value of each business opportunity (as defined) introduced by NuVen Advisors, Inc. The Agreement has an initial term of five years, but was canceled effective July 1, 1999 and was replaced with a revised agreement described in Note 6. In connection with the Agreement, the Company has recorded $36,000 of management and consulting fees in each of fiscal 1999 and 1998, and such amounts are included in the fiscal 1999 and 1998 statements of operations and comprehensive income (loss). The Agreement was terminated by written mutual consent on or around June 30, 1999.


                                                       [H:\NUOP\10SB\1999-8.wpd]

                            NUOASIS PROPERTIES, INC.
                        (A Development Stage Enterprise)
                    Notes to Financial Statements (continued)
                          December 31,1999 (unaudited)
                                and June 30, 1999


6.        Subsequent Event

Effective July 1, 1999, the Company entered into a revised Advisory and Management Agreement (the "Revised Agreement") with NuVen Advisors, Limited Partnership, an entity owned by officers of the Company and officers of NuOasis. Pursuant to the terms of the Revised Agreement, the Company is required to pay $3,500 per month, plus expenses, in exchange for NuVen Advisors, Limited Partnership's assistance in the formulation of possible acquisition strategies, and the management of financial and general and administrative matters. In addition, the Company is required to pay a fee equal to 10% of the asset value or investment made in the Company resulting from NuVen Advisors, Limited Partnership's efforts, and a fee equal to 5% of the proceeds received by the Company in connection with a sale of its assets. In addition, the Company granted a fully vested option to NuVen Advisors, Limited Partnership to purchase 500,000 shares of the Company's common stock at $0.50 per share. The Revised Agreement has an initial term of five years, but shall be automatically extended on an annual basis, unless terminated by either party.



                                                       [H:\NUOP\10SB\1999-8.wpd]
                                      F-11